Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three and nine months ended March 31, 2022 and 2021

(in Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive Loss	4
Condensed Consolidated Interim Statements of Changes in Equity	6
Condensed Consolidated Interim Statements of Cash Flows	8
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	9	Note 15	Lease Liabilities	23
Note 2	Significant Accounting Policies and Judgments	9	Note 16	Share Capital	23
Note 3	Restructuring Provision	12	Note 17	Share-Based Compensation	24
Note 4	Accounts Receivable	12	Note 18	Loss per share	26
Note 5	Government Grant	12	Note 19	Other Gains (Losses)	26
Note 6	Investments	12	Note 20	Supplemental Cash Flow Information	27
Note 7	Marketable Securities and Derivatives	14	Note 21	Commitments and Contingencies	27
Note 8	Investments in Associates and Joint Ventures	16	Note 22	Revenue	29
Note 9	Biological Assets	16	Note 23	Segmented Information	30
Note 10	Inventory	17	Note 24	Fair Value of Financial Instruments	31
Note 11	Property, Plant and Equipment	18	Note 25	Financial Instruments Risk	32
Note 12	Assets and Liabilities Held for Sale and Discontinued Operations	19	Note 26	Asset Acquisition and Non-controlling Interests	34
Note 13	Intangible Assets and Goodwill	20	Note 27	Subsequent Events	34
Note 14	Convertible Debentures	22

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Financial Position

As at March 31, 2022 and June 30, 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars)

	Notes	March 31, 2022	June 30, 2021
		$	$
Assets
Current
Cash and cash equivalents		429,894	421,457
Restricted cash	20	50,658	19,394
Accounts receivable	4, 5, 25(a)	38,437	56,261
Income taxes receivable		37	221
Marketable securities	7(a)	2,313	3,751
Biological assets	9	27,318	20,250
Inventory	10	102,582	117,471
Prepaids and other current assets		9,063	11,169
Assets held for sale	12(a)	36,329	15,918
		696,631	665,892

Property, plant and equipment	11	343,822	606,093
Derivatives	7(b)	29,737	59,382
Deposits		2,569	3,538
Loan receivable	25(a)	-	10,096
Investments in associates and joint ventures	8	-	289
Lease receivable		4,786	4,256
Intangible assets	13	346,577	367,448
Goodwill	13	146,130	887,737
Total assets		1,570,252	2,604,731

Liabilities
Current
Accounts payable and accrued liabilities	25(b)	53,981	57,944
Income taxes payable		658	-
Deferred revenue	22	4,321	4,169
Convertible debentures	14	38,102	34,749
Lease liabilities	15	6,487	6,188
Contingent consideration payable		225	374
Provisions	3	636	2,077
Other current liabilities		12,434	10,874
Liabilities held for sale	12(a)	2,221	-
		119,065	116,375

Convertible debentures	14	295,858	293,182
Lease liabilities	15	47,695	65,431
Derivative liability	14, 16(c)	17,424	91,939
Other long-term liability		122	104
Total liabilities		480,164	567,031

Shareholders’ equity
Share capital	16	6,570,995	6,424,296
Reserves		145,163	141,500
Accumulated other comprehensive loss		(207,082)	(207,011)
Deficit		(5,419,488)	(4,321,085)
Total equity attributable to Aurora shareholders		1,089,588	2,037,700
Non-controlling interests	26	500	-
Total equity		1,090,088	2,037,700
Total liabilities and equity		1,570,252	2,604,731

Nature of Operations (Note 1)

Commitments and Contingencies (Note 21)

Subsequent Events (Note 27)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

3

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended March 31,		Nine months ended March 31,

			Recasted Note 2(d)		Recasted Note 2(d)
	Notes	2022	2021	2022	2021
		$	$	$	$
Revenue from sale of goods	22	56,490	63,555	194,380	224,428
Revenue from provision of services	22	377	490	1,369	1,639
Excise taxes		(6,433)	(8,884)	(24,625)	(35,640)

Net revenue		50,434	55,161	171,124	190,427

Cost of sales	10	60,437	123,712	165,453	219,666

Gross (loss) profit before fair value adjustments		(10,003)	(68,551)	5,671	(29,239)

Changes in fair value of inventory sold		42,927	50,368	80,873	98,596
Unrealized gain on changes in fair value of biological assets	9	(38,741)	(37,483)	(92,037)	(93,632)

Gross profit (loss)		(14,189)	(81,436)	16,835	(34,203)

Expense
General and administration		23,696	28,516	82,699	85,433
Sales and marketing		15,934	13,168	45,648	42,300
Acquisition costs		585	-	969	1,104
Research and development		2,637	3,398	7,933	8,413
Depreciation and amortization	11, 13	11,802	7,180	36,850	35,090
Share-based compensation	17(a)(b)(c)	3,538	5,233	10,285	18,081
		58,192	57,495	184,384	190,421

Loss from operations		(72,381)	(138,931)	(167,549)	(224,624)

Other income (expense)
Legal settlement and contract termination fees	21(a), (b)(i)	(90)	(2,235)	(296)	(46,307)
Interest and other income		935	1,467	3,847	4,450
Finance and other costs	25(a)	(25,798)	(16,990)	(57,042)	(50,464)
Foreign exchange (“FX”) loss		(1,395)	(7,035)	(3,302)	(135)
Other gains (losses)	19	9,966	8,319	54,131	3,125
Restructuring charges	3	(281)	(801)	(2,155)	(1,011)
Impairment of deposits		-	-	-	(10,266)
Impairment of property, plant and equipment	11, 12(a)	(176,110)	(4,548)	(180,391)	(226,850)
Impairment of investment in associates		(5,479)	-	(5,479)	-
Impairment of intangible assets and goodwill	13	(741,744)	-	(741,744)	(3,777)
		(939,996)	(21,823)	(932,431)	(331,235)

Loss from operations before taxes and discontinued operations		(1,012,377)	(160,754)	(1,099,980)	(555,859)

Income tax recovery (expense)
Current		(220)	10	(475)	235
Deferred, net		422	119	1,253	(3,884)
		202	129	778	(3,649)

Net loss from continuing operations		(1,012,175)	(160,625)	(1,099,202)	(559,508)
Net gain (loss) from discontinued operations, net of tax		-	-	-	(433)

Net loss		(1,012,175)	(160,625)	(1,099,202)	(559,941)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

4

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Three months ended March 31,		Nine months ended March 31,

			Recasted Note 2(d)		Recasted Note 2(d)
	Notes	2022	2021	2022	2021
		$	$	$	$
Other comprehensive (loss) income (“OCI”) that will not be reclassified to net loss
Deferred tax recovery		-	229	-	229
Unrealized (gain) loss on marketable securities	7(a)	636	1,431	(1,085)	(12,669)
		636	1,660	(1,085)	(12,440)

Other comprehensive (loss) income that may be reclassified to net loss
Share of income (loss) from investment in associates	8	-	1	(2)	251
Foreign currency translation (gain) loss		3,610	(2,396)	1,016	(6,263)
		3,610	(2,395)	1,014	(6,012)
Total other comprehensive (gain) loss		4,246	(735)	(71)	(18,452)

Comprehensive loss from continuing operations		(1,007,929)	(161,360)	(1,099,273)	(577,960)
Comprehensive loss from discontinued operations		-	-	-	(433)
Comprehensive loss		(1,007,929)	(161,360)	(1,099,273)	(578,393)

Net loss from continuing operations attributable to:
Aurora Cannabis Inc.		(1,012,177)	(160,625)	(1,098,837)	(558,044)
Non-controlling interests		2	-	(365)	(1,464)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	12(b)	-	-	-	(433)

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(1,007,929)	(161,360)	(1,098,906)	(577,724)
Non-controlling interests		-	-	(367)	(669)

Loss per share - basic and diluted
Continuing operations	18	($4.72)	($0.83)	($5.40)	($3.50)
Discontinued operations	18	$ -	$ -	$ -	$ -
Total operations	18	($4.72)	($0.83)	($5.40)	($3.50)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

5

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Nine months ended March 31, 2022

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2021		198,068,923	6,424,296	200,214	27,667	419	(86,800)	141,500	(211,327)	18,919	210	(14,813)	(207,011)	(4,321,085)	-	2,037,700
Shares released for earn out payment		193,554	1,000	-	-	-	-	-	-	-	-	-	-	-	-	1,000
Shares issued through equity financing	16(b)	25,672,749	142,004	-	-	-	-	-	-	-	-	-	-	-	-	142,004
Equity financing transaction costs		-	(3,278)	-	-	-	-	-	-	-	-	-	-	-	-	(3,278)
Deferred tax on transaction costs		-	(1,253)	-	-	-	-	-	-	-	-	-	-	-	-	(1,253)
Exercise of RSUs and DSUs	17(b)	297,510	6,697	(6,697)		-	-	(6,697)	-	-	-	-	-	-	-	-
Share-based compensation (1)	17	-	-	10,360	-	-	-	10,360	-	-	-	-	-	-	-	10,360
NCI contribution	26	-	-	-	-	-	-	-	-	-	-	-	-	434	865	1,299
Shares issued from treasury		97,009	1,529	-	-	-	-	-	-	-	-	-	-	-	-	1,529
Comprehensive loss for the period		-	-	-	-	-	-	-	(1,085)	-	(2)	1,016	(71)	(1,098,837)	(365)	(1,099,273)
Balance, March 31, 2022		224,329,745	6,570,995	203,877	27,667	419	(86,800)	145,163	(212,412)	18,919	208	(13,797)	(207,082)	(5,419,488)	500	1,090,088
(1)	Included in share-based compensation is nil and $0.5 million relating to milestone payments for the three and nine months ended March 31, 2022 (three and nine months ended March 31, 2021 - nil and $1.3 million).

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

6

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Nine months ended March 31, 2021

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

	Share Capital		Reserves					AOCI					Recasted Note 2(d)
	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2020	115,228,811	5,785,395	188,803	42,973	419	(86,800)	145,395	(194,637)	18,919	(27)	(11,452)	(187,197)	(3,596,011)	(24,356)	2,123,226
Shares issued for earn out payments	2,691,759	35,902	-	(15,791)	-	-	(15,791)	-	-	-	-	-	-	-	20,111
Shares issued through equity financing	78,559,118	612,101	-	-	-	-	-	-	-	-	-	-	-	-	612,101
Equity financing transaction costs	-	(26,253)	-	-	-	-	-	-	-	-	-	-	-	-	(26,253)
Shares issued for service	73,712	1,005	-	-	-	-	-	-	-	-	-	-	-	-	1,005
Deferred tax on transaction costs	-	3,777	-	-	-	-	-	-	-	-	-	-	-	-	3,777
Exercise of stock options	32,167	351	(187)	-	-	-	(187)	-	-	-	-	-	-	-	164
Exercise of warrants	491,500	9,748	-	(675)	-	-	(675)	-	-	-	-	-	-	-	9,073
Exercise of RSUs	122,671	6,423	(6,423)	-	-	-	(6,423)	-	-	-	-	-	-	-	-
Share-based compensation	-		15,797	1,279	-	-	17,076	-	-	-	-	-	-	-	17,076
Shares returned to treasury	(50,282)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Change in ownership interests in subsidiaries	830,287	5,629	-	-	-	-	-	-	-	-	-	-	(31,450)	25,820	(1)
Comprehensive income (loss) for the period	-		-	-	-	-	-	(12,669)	229	251	(6,263)	(18,452)	(558,477)	(1,464)	(578,393)
Balance, March 31, 2021	197,979,743	6,434,078	197,990	27,786	419	(86,800)	139,395	(207,306)	19,148	224	(17,715)	(205,649)	(4,185,938)	-	2,181,886

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

7

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Cash Flows

Nine months ended March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars)

		Nine months ended March 31,
			Recasted Note 2(d)
	Notes	2022	2021
		$	$
Operating activities
Net loss from continuing operations		(1,099,202)	(559,508)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	9	(92,037)	(93,632)
Changes in fair value included in inventory sold		80,873	98,596
Depreciation of property, plant and equipment	11	47,403	45,586
Amortization of intangible assets	13	25,167	26,670
Share-based compensation		10,285	18,081
Impairment of deposits		-	10,266
Impairment of property, plant and equipment	11	180,391	226,850
Impairment of investments in associates	8	5,479	-
Impairment of loans receivable	25(a)	10,509	-
Impairment of intangible assets and goodwill	13	741,744	3,777
Accrued interest and accretion expense	14	19,660	17,377
Interest and other income		(9,061)	(893)
Deferred tax expense (recovery)		(1,253)	3,649
Other (gains) losses	19	(42,950)	(3,125)
Foreign exchange (gain) loss		3,219	(17,849)
Restructuring charges		400	-
Changes in non-cash working capital	20	36,177	(2,844)
Net cash used in operating activities from discontinued operations		-	(3,001)
Net cash used in operating activities		(83,196)	(230,000)

Investing activities
Proceeds from disposal of marketable securities	7	-	6,135
Loan receivable		(413)	(6,870)
Purchase of property, plant and equipment and intangible assets		(23,151)	(41,823)
Disposal of property, plant and equipment		24,586	5,388
Acquisition of businesses, net of cash acquired		1,296	-
Payment of contingent consideration		(152)	-
Deposits		970	(2,817)
Net cash provided by investing activities from discontinued operations		-	1,543
Net cash provided by (used in) investing activities		3,136	(38,444)

Financing activities
Repayment of long-term loans		-	(28,792)
Repayment of convertible debenture	14	(17,636)	-
Payments of principal portion of lease liabilities	15	(5,615)	(3,987)
Restricted cash	2(d)	(31,264)	(50,000)
Financing fees		-	(1,427)
Shares issued for cash, net of share issue costs		140,255	665,591
Net cash used in financing activities from discontinued operations		-	(331)
Net cash provided by financing activities		85,740	581,054
Effect of foreign exchange on cash and cash equivalents		2,757	(4,551)
Increase in cash and cash equivalents		8,437	308,059
Cash and cash equivalents, beginning of period		421,457	162,179
Cash and cash equivalents, end of period		429,894	470,238

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

8

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act;
•	Distribution of wholesale medical cannabis in various international markets, including Australia, Caribbeans, South America and Israel; and
•	Distribution and sale of hemp-derived CBD products in the United States (“U.S.”) market.

Note 2 Significant Accounting Policies and Judgments

(a)       Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies (Note 2(e)) and estimates for restructuring provisions (Note 3). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these condensed consolidated interim financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2021, including the accompanying notes thereto.

(b)       COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The COVID-19 pandemic has impacted revenue in the Canadian consumer market, particularly in Ontario, as governments imposed retail access restrictions to curbside pickup at points during the pandemic, and have changed their purchasing patterns to reflect the slow-down in the market. The production and sale of medical and consumer cannabis have been recognized as essential services across Canada. All of the Company’s facilities in Canada and internationally continue to be operational and the Company continues to work closely with local, national and international government authorities to ensure that the Company is following the required protocols and guidelines related to COVID-19 within each region.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

(c)       Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The condensed consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

9

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s principal subsidiaries during the three and nine months ended March 31, 2022 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%	Danish Krone
Reliva, LLC (“Reliva”)	100%	United States Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the condensed consolidated interim financial statements, are not material and have not been reflected in the table above.

(d)       Biological Assets and Inventory Non-Material Prior Period Error

During the year ended June 30, 2021, a non-material error was identified in the valuation methodology for biological assets. As part of the fair value measurement, management incorporated the cannabis plant’s stage of growth in determining the fair value less costs to sell (“FVLCS”). In the period of harvest, the balance in biological assets was transferred directly to inventory at the average 48% stage of growth without adjusting for the incremental fair value to grow the plant through the full lifecycle. The Company now includes the incremental fair value of the plants in the valuation and transfers the biological assets to inventory at the full stage of growth at the point of harvest. Additionally, the Company revised certain key inputs used in determining FVLCS, including the incorporation of an effective yield factor based on the potency of cannabis produced. These changes primarily impacted unrealized fair value gains on biological assets and changes in fair value of inventory sold, both of which are non-cash impacts and are not material to the Company.

Management evaluated the materiality of the errors, both quantitatively and qualitatively, and concluded that the changes were not material to the annual consolidated financial statements taken as a whole for any prior period. The Company has revised opening deficit at June 30, 2020 by $3.2 million and corrected the error by recasting the prior period information in these condensed consolidated interim financial statements. The following is a summary of the impacts to the statement of comprehensive loss and the statement of cash flows for the three months ended March 31, 2021, prior to the impact of discontinued operations:

	Three months ended March 31, 2021 As previously reported	Biological Assets and Inventory Adjustments	Three months ended March 31, 2021 Recasted
Consolidated Statement of Comprehensive Loss
Cost of sales	127,545	(3,833)	123,712
Gross profit before fair value adjustments	(72,384)	3,833	(68,551)

Changes in fair value of inventory sold	29,583	20,785	50,368
Unrealized gain on changes in fair value of biological assets	(16,506)	(20,977)	(37,483)
Gross profit (loss)	(85,461)	4,025	(81,436)

Deferred tax expense (recovery)	(119)	-	(119)

Net loss from continuing operations	(164,650)	4,025	(160,625)
Net loss attributable to Aurora shareholders	(164,650)	4,025	(160,625)
Loss per share (basic and diluted)	($0.85)	$0.02	($0.83)

	Three months ended March 31, 2021 As previously reported	Biological Assets and Inventory Adjustments	Three months ended March 31, 2021 Recasted
Consolidated Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(16,506)	(20,977)	(37,483)
Changes in fair value of inventory sold	29,583	20,785	50,368
Deferred tax expense (recovery)	(129)	-	(129)
Changes in non-cash working capital	71,959	(3,833)	68,126
Net cash used in operating activities	(57,327)	-	(57,327)

10

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a summary of the impacts to the statement of comprehensive loss and the statement of cash flows for the nine months ended March 31, 2021, prior to the impact of discontinued operations:

	Nine months ended March 31, 2021 As previously reported	Biological Assets and Inventory Adjustments	Nine months ended March 31, 2021 Recasted
Consolidated Statement of Comprehensive Loss
Cost of sales	221,483	(1,333)	220,150
Gross profit before fair value adjustments	(30,837)	1,333	(29,504)

Changes in fair value of inventory sold	38,829	59,767	98,596
Unrealized gain on changes in fair value of biological assets	(28,175)	(65,457)	(93,632)
Gross profit	(41,491)	7,023	(34,468)

Deferred tax expense (recovery)	3,884	-	3,884

Net loss from continuing operations	(564,598)	7,023	(557,575)
Net loss attributable to Aurora shareholders	(565,500)	7,023	(558,477)
Loss per share (basic and diluted)	($3.54)	$0.04	($3.50)

	Nine months ended March 31, 2021 As previously reported	Biological Assets and Inventory Adjustments	Nine months ended March 31, 2021 Recasted
Consolidated Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(28,175)	(65,457)	(93,632)
Changes in fair value of inventory sold	38,829	59,767	98,596
Deferred tax expense (recovery)	3,649	-	3,649
Changes in non-cash working capital	8,620	(1,333)	7,287
Net cash used in operating activities	(229,999)	-	(229,999)

(e)	New Accounting Policy

Segregated Cell Insurance

Insurance coverage for the Company’s directors and officers has been secured through a segregated cell program (“Segregated Cell”). The Segregated Cell was effected by entering into a participation agreement with a registered Segregated Accounts Company for the purposes of holding and supporting the Company’s insurance risk transfer strategies. The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Segregated Cell and the Company’s accounting policy is to consolidate the Segregated Cell. The funds held in the Segregated Cell are held as cash with the possibility of reinvestment. As the funds cannot be transferred to other parts of the group, the funds are disclosed as Restricted Cash.

(f)	New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

11

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Note 3 Restructuring Provision

During the nine months ended March 31, 2022, the Company announced an operational efficiency plan including the centralization of the Company’s Canadian manufacturing processes to the Aurora River facility and the resultant closure of the western Canada manufacturing facility.

The provisions for restructuring and other charges represent the present value of the best estimate of the future outflow of economic benefits that will be required to settle the expected liabilities and may vary as a result of new events affecting the amounts that will need to be paid.

	March 31, 2022	June 30, 2021
	$	$
Opening balance	-	557
Additions	$2,155	1,011
Payments	$(1,755)	(1,568)
Ending balance	400	-

Note 4 Accounts Receivable

	Notes	March 31, 2022	June 30, 2021
		$	$
Trade receivables	25(a)	25,455	42,030
Sales taxes receivable		1,993	1,625
Lease receivable	25(a)	1,305	978
Consideration receivable from divestiture		2,407	2,167
Government grant receivable	5	3,379	6,617
Other receivables (1)		3,898	2,844
		38,437	56,261
(1)	Includes interest receivable from the convertible debenture investments.

Note 5 Government Grant

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) program. CEWS provides a wage subsidy on eligible remuneration, subject to limits per employee, to eligible employers based on certain criteria, including the demonstration of revenue declines. The Company has determined that it has qualified for this subsidy and has applied for CEWS. For the three and nine months ended March 31, 2022, the Company has recognized government grant income of $0.4 million and $11.6 million, respectively, in government grant income, within other gains (losses) in the statement of comprehensive loss. During the three and nine months ended March 31, 2022, the Company received $10.0 million and $19.4 million cash from CEWS, respectively.

Note 6 Investments

(a)	Choom Holdings Inc. (“Choom”)

Choom is a consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

(i)	Convertible Debenture

Effective July 8, 2021, the Company restructured its debt with Choom by extinguishing its existing $20.0 million unsecured convertible debenture and accrued interest in exchange for: (i) 79,754,843 common shares in Choom with a fair value of $5.2 million; and (ii) a $6.0 million secured convertible debenture (“2021 Debenture”) which approximated fair value. The 2021 Debenture is secured by a second ranking security interest in all of Choom’s present and future acquired property. The 2021 Debenture bears interest at 7.0% per annum, matures on December 23, 2024, and is convertible into common shares in Choom at $0.10 per share. Additionally, the Company and Choom (i) amended the Investor Rights Agreement providing the right to nominate up to two directors to Choom’s Board of Directors and a participation right to maintain Aurora’s pro-rata ownership, and (ii) established a debt restructuring fee payable by Choom to Aurora based on products sold at Choom’s retail stores. As a result of the amendment, the $20.0 million unsecured convertible debenture with a fair value of $18.2 million and $2.1 million interest receivable was derecognized, resulting in a loss of $9.1 million recognized in other gains (losses) on the statement of comprehensive loss.

12

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As of March 31, 2022, the 2021 Debenture had a fair value of $0.0 million resulting in an unrealized loss of $5.2 million and $6.0 million for the three and nine months ended March 31, 2022, respectively. The fair value of the 2021 Debenture was estimated using the FINCAD model based on the following assumptions: closing share price of $0.02; credit spread of 23%; dividend yield of - %; stock price volatility of 86%; and an expected life of 3 years. The Company also considers the probability of collection in its assessment of fair value.

On April 22, 2022, Choom and certain of its subsidiaries obtained an order (the “Initial Order”) of the Supreme Court British Columbia providing Choom protection from their creditors pursuant to the Companies’ Creditors Act (Canada) (“CCAA”). As part of the Initial Order, the Company has agreed to advance Choom up to an aggregate of $0.8 million (“Loan”) to fund Choom’s ongoing operations and CCAA proceedings. The Loan accrues interest at a rate of 12% per annum, and matures, at the latest, on August 31, 2022. The Loan is secured against all assets of Choom and certain of its subsidiaries pursuant to the Initial Order.

(ii)	Common Shares and Investment in Associate

As a result of the convertible debenture amendment, the Company obtained significant influence over the management of Choom based on its 19.9% ownership interest in Choom and qualitative factors described above. The 9,859,155 common shares previously held in Choom was reclassified from marketable securities (Note 7(a)) to investment in associates (Note 8) at its fair value of $0.6 million based on the quoted market price of $0.065 per share on the amendment date.

As of March 31, 2022, the Company held 89,613,998 (June 30, 2021 - 9,859,155) common shares in Choom, representing a 19.19% (June 30, 2021 - 3.03%) ownership interest. During the three and nine months ended March 31, 2022, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $5.5 million (three and nine months ended March 31, 2021 - nil) which has been recognized through the statement of comprehensive loss (Note 8).

(b)	Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on investments and acquisitions in the cannabis space and more specifically, investment in the growing U.S. cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of March 31, 2022, the Company holds the following restricted back-in right warrants:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)	The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of March 31, 2022, the warrants remain un-exercisable.

As of March 31, 2022, the warrants had a fair value of $1.7 million (June 30, 2021 - $5.7 million) estimated using the Binomial model with the following assumptions: share price of $0.11 (June 30, 2021 - $0.32); risk-free interest rate of 6.48 (June 30, 2021 - 1.66%); dividend yield of - % (June 30, 2021 - 0%); stock price volatility of 113% (June 30, 2021 - 116.44%); an expected life of 6.48 years (June 30, 2021 - 7.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized $1.3 million and $4.0 million of unrealized loss on fair value during the three and nine months ended March 31, 2022 (three and nine months ended March 31, 2021 - $4.3 million and $4.0 million) (Note 7(b)).

13

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7 Marketable Securities and Derivatives

(a)	Marketable securities

At March 31, 2022, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 3	Level 3
Marketable securities designated at fair value through other comprehensive income (“FVTOCI”)	Radient	Cann Group	Choom	CTT Pharmaceutical Holdings	Capcium	Other immaterial investments	Total
			Note 6(a)
	$	$	$	$	$	$	$
Balance, June 30, 2021	3,010	-	741	-	-	-	3,751
Transfer (to) from investment in associates	-	-	(642)	289	-	-	(353)
Unrealized loss on changes in fair value	(941)	-	(99)	(45)	-	-	(1,085)
Balance, March 31, 2022	2,069	-	-	244	-	-	2,313

Unrealized gain (loss) on marketable securities
Three months ended March 31, 2022
OCI unrealized gain	565	-	-	71	-	-	636

Three months ended March 31, 2021
OCI unrealized gain (loss)	941	-	493		-	(3)	1,431

Nine months ended March 31, 2022
OCI unrealized loss	(941)	-	(99)	(45)	-	-	(1,085)

Nine months ended March 31, 2021
OCI unrealized gain (loss)	(1,882)	(9,512)	493	-	(1,851)	83	(12,669)

14

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

At March 31, 2022, the Company held the following derivative investments:

Financial asset hierarchy level	Level 2	Level 2	Level 2	Level 3	Level 2	Level 3	Level 2
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	TGOD	ACI	Choom	Investee-B	High Tide	Investee-C	Other immaterial investments	Total
		Note 6(b)	Note 6(a)
	$	$	$	$	$	$	$	$
Balance, June 30, 2021	-	5,661	18,151	14,393	18,665	2,512	-	59,382
Additions	-	-	6,000	-	-	-	-	6,000
Disposals	-	-	(18,151)	-	-	-	-	(18,151)
Repayment	-	-	-	-	(892)	-	-	(892)
Unrealized gain (loss) on changes in fair value	-	(3,960)	(6,000)	(1,127)	(5,615)	(32)	-	(16,734)
Foreign exchange	-	-	-	132	-	-	-	132
Balance, March 31, 2022	-	1,701	-	13,398	12,158	2,480	-	29,737

Unrealized gain (loss) on derivatives (Note 19)
Three months ended March 31, 2022
Foreign exchange	-	-	-	(259)	-	-	-	(259)
Unrealized gain (loss) on changes in fair value	-	(1,309)	(5,151)	(111)	270	(9)	-	(6,310)
	-	(1,309)	(5,151)	(370)	270	(9)	-	(6,569)

Three months ended March 31, 2021
Foreign exchange				(89)				(89)
Unrealized gain (loss) on changes in fair value	(381)	4,320	2,870	(7)	19,306			26,108
	(381)	4,320	2,870	(96)	19,306	-	-	26,019

Nine months ended March 31, 2022
Foreign exchange	-	-	-	132	-	-	-	132
Unrealized gain (loss) on changes in fair value	-	(3,960)	(6,000)	(1,127)	(5,615)	(32)	-	(16,734)
	-	(3,960)	(6,000)	(995)	(5,615)	(32)	-	(16,602)

Nine months ended March 31, 2021
Foreign exchange	-	-	-	(1,076)	-		-	(1,076)
Unrealized loss on changes in fair value	(1,132)	4,026	(1,756)	(184)	20,546		(11)	21,489
	(1,132)	4,026	(1,756)	(1,260)	20,546	-	(11)	20,413

15

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8 Investments in Associates and Joint Ventures

The carrying value of investments in associates and joint ventures consist of:

		CTT Pharmaceutical	Choom	Total
	Note	Holdings Inc.	Note 6(a)
		$	$	$
Balance, June 30, 2021		289	-	289
Additions		-	5,825	5,825
Share of net income(1)	19	-	(344)	(344)
Disposition		(289)	-	(289)
Impairment	6(a)	-	(5,479)	(5,479)
OCI FX and share of OCI loss		-	(2)	(2)
Balance, March 31, 2022		-	-	-
(1)	Represents an estimate of the Company’s share of net income based on the latest available information of each investee.

Note 9 Biological Assets

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Weighted average effective yield	Represents the estimated percentage of harvested product that meets specifications in order to be sold as a dried cannabis product.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	March 31, 2022	June 30, 2021		March 31, 2022	June 30, 2021
Average selling price per gram	$5.31	$5.69	Increase or decrease of $1.00 per gram	$7,244	$5,067
Weighted average yield (grams per plant)	38.67	30.69	Increase or decrease by 5 grams per plant	$5,446	$3,337
Weighted average effective yield	95%	84%	Increase of decrease by 5%	$1,171	$890
Standard cost per gram to complete production	$1.68	$1.72	Increase or decrease of $1.00 per gram	$7,423	$6,323

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, June 30, 2021	20,250
Production costs capitalized	61,059
Sale of biological assets	(164)
Foreign currency translation	(638)
Changes in fair value less cost to sell due to biological transformation	92,037
Transferred to inventory upon harvest	(145,226)
Balance, March 31, 2022	27,318

16

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As of March 31, 2022, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $3.36 per gram (June 30, 2021 - $2.22 per gram).

During the three and nine months ended March 31, 2022, the Company’s biological assets produced 21,390 kilograms and 55,058 kilograms of dried cannabis, respectively (three and nine months ended March 31, 2021 - 14,484 kilograms and 95,044 kilograms, respectively). As at March 31, 2022, it is expected that the Company’s biological assets will yield approximately 17,192 kilograms (June 30, 2021 - 18,599 kilograms) of cannabis when harvested. As of March 31, 2022, the weighted average stage of growth for the biological assets was 46% (June 30, 2021 - 49%).

Note 10 Inventory

The following is a breakdown of inventory:

	March 31, 2022			June 30, 2021
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	34,887	22,316	57,203	30,693	10,433	41,126
Finished goods	9,108	1,186	10,294	13,405	4,676	18,081
	43,995	23,502	67,497	44,098	15,109	59,207
Extracted cannabis
Work-in-process	12,779	1,923	14,702	18,884	2,420	21,304
Finished goods	8,530	682	9,212	17,355	2,181	19,536
	21,309	2,605	23,914	36,239	4,601	40,840
Hemp products
Raw materials	-	-	-	773	-	773
	-	-	-	773	-	773

Supplies and consumables	10,038	-	10,038	15,095	-	15,095

Merchandise and accessories	1,133	-	1,133	1,556	-	1,556

Ending balance	76,475	26,107	102,582	97,761	19,710	117,471

During the three and nine months ended March 31, 2022, inventory expensed to cost of goods sold was $103.4 million and $246.3 million, respectively (three and nine months ended March 31, 2021 - $174.1 million and $318.3 million, respectively), which included $42.9 million and $80.9 million, respectively (three and nine months ended March 31, 2021 - $50.4 million and $98.6 million, respectively) of non-cash expense related to the changes in fair value of inventory sold.

During the three and nine months ended March 31, 2022, the Company recognized $63.6 million and $110.5 million, respectively, in inventory impairment losses (three and nine months ended March 31, 2021 - $123.7 million and $155.7 million, respectively) consisting of $36.5 million and $56.7 million, respectively (three and nine months ended March 31, 2021 - $40.8 million and $68.5 million, respectively) recognized in changes in fair value of inventory sold and $27.1 million and $53.8 million, respectively (three and nine months ended March 31, 2021 - $82.9 million and $87.2 million, respectively) recognized in cost of sales.

17

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11 Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	March 31, 2022				June 30, 2021
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	14,082	-		14,082	27,357	-	(3,380)	23,977
Real estate	388,845	(71,802)	(147,656)	169,387	413,589	(76,744)	(8,582)	328,263
Construction in progress	54,688	-	(8,915)	45,773	327,073	-	(249,434)	77,639
Computer software & equipment	31,283	(27,280)	(532)	3,471	34,001	(24,321)	(1,865)	7,815
Furniture & fixtures	9,874	(5,421)	(386)	4,067	11,938	(5,744)	(285)	5,909
Production & other equipment	166,652	(80,759)	(22,902)	62,991	182,946	(72,258)	(9,443)	101,245
Total owned assets	665,424	(185,262)	(180,391)	299,771	996,904	(179,067)	(272,989)	544,848

Right-of-use lease assets
Land	11,562	(1,551)	-	10,011	23,748	(971)	-	22,777
Real estate	47,145	(14,103)	-	33,042	48,134	(11,277)	-	36,857
Production & other equipment	5,053	(4,055)	-	998	5,045	(3,434)	-	1,611
Total right-of-use lease assets	63,760	(19,709)	-	44,051	76,927	(15,682)	-	61,245

Total property, plant and equipment	729,184	(204,971)	(180,391)	343,822	1,073,831	(194,749)	(272,989)	606,093

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2021	Additions	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, March 31, 2022
Owned assets
Land	23,977	5,558	(1,210)	(14,074)	-	(1)	(168)	14,082
Real estate	328,263	1,182	211	3,326	(15,863)	(147,647)	(85)	169,387
Construction in progress	77,639	8,902	(6,449)	(24,958)	-	(8,901)	(460)	45,773
Computer software & equipment	7,815	348	(203)	1,538	(5,483)	(532)	(12)	3,471
Furniture & fixtures	5,909	114	199	(383)	(1,376)	(355)	(41)	4,067
Production & other equipment	101,245	1,003	2,581	778	(19,476)	(22,955)	(185)	62,991
Total owned assets	544,848	17,107	(4,871)	(33,773)	(42,198)	(180,391)	(951)	299,771

Right-of-use leased assets
Land	22,777	-	-	(12,187)	(580)	-	1	10,011
Real estate	36,857	1,680	(1,442)	-	(3,997)	-	(56)	33,042
Production & other equipment	1,611	19	-	-	(628)	-	(4)	998
Total right-of-use lease assets	61,245	1,699	(1,442)	(12,187)	(5,205)	-	(59)	44,051
Total property, plant and equipment	606,093	18,806	(6,313)	(45,960)	(47,403)	(180,391)	(1,010)	343,822
(1)	Includes reclassification of construction in progress cost when associated projects are complete. Includes the transfer of facilities to assets held for sale to assets held for sale as at March 31, 2022 (Note 12(a)).

During the three and nine months ended March 31, 2022, no borrowing costs were capitalized (three and nine months ended March 31, 2021 - nil and $2.1 - million at a weighted average interest rate of 13%) to construction in progress.

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the three and nine months ended March 31, 2022, the Company recognized $13.6 million and $45.7 million of depreciation expense, respectively (three and nine months ended March 31, 2021 - $12.0 million and $46.8 million, respectively), of which $6.8 million and $27.6 million was reflected in cost of sales, respectively (three and nine months ended March 31, 2021 - $10.0 million and $29.2 million).

As a result of the Company’s change in strategy during the three months ended March 31, 2022 to focus on lower volume, higher margin premium categories, management made the decision that it will close its Aurora Sky facility in Edmonton, Alberta, which is an indicator of impairment. The fair value of the manufacturing facility was determined based on a third-party appraisal using a FVLCD approach including market and cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3). As a result, the Company recognized a $154.5 million impairment loss for the manufacturing facility for the three months ended March 31, 2021. The manufacturing facility and the corresponding impairment loss is allocated to the Canadian cannabis operating segment (Note 23).

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the three months ended March 31, 2022, management recorded an impairment of $21.1 for a Canadian manufacturing facility as a result of observable indications that its market value has declined more than would be expected as a result of the passage of time or normal use, which is an indicator of impairment. The fair value of the manufacturing facility was determined based on offers to purchase received from third-parties. The manufacturing facility and the corresponding impairment loss is allocated to the Canadian cannabis operating segment (Note 23).

Note 12 Assets and Liabilities Held for Sale and Discontinued Operations

(a)       Assets and Liabilities Held for Sale

Assets held for sale are comprised of the following:

	Colombia Property	Restructuring Facilities	Uruguay Facility	Nordic Sky	Aurora Sun	Total
	$	$	$			$
Balance, June 30, 2021	1,925	13,993	-	-	-	15,918
Transferred from property, plant and equipment	-	-	669	-	-	669
Net proceeds from disposal	-	(6,274)	-	-	-	(6,274)
Loss on disposal (1)	-	(110)	-	-	-	(110)
Balance, September 30, 2021	1,925	7,609	669	-	-	10,203
Transferred from property, plant and equipment	-	(355)	-	5,643	-	5,288
Foreign exchange	-	-	-	-		-
Net proceeds from disposal	-	(5,166)	(602)	-	-	(5,768)
Loss on disposal (1)	-	(2,088)	(67)	-	-	(2,155)
December 31, 2021	1,925	-	-	5,643	-	7,568
Transferred from property, plant and equipment	-	-	-	3,180	34,404	37,584
Net proceeds from disposal	-	-	-	(7,519)	-	(7,519)
Loss on disposal (1)	-	-	-	(1,304)	-	(1,304)
March 31, 2022	1,925	-	-	-	34,404	36,329

(1) The loss on disposal is recognized in other gains (losses) (Note 19) in the statement of comprehensive loss.

Restructuring Facilities

During the nine months ended March 31, 2022, the Company sold a production facility located in Saskatchewan for net proceeds of $6.3 million (comprised of $6.5 million purchase price net of commissions paid of $0.2 million) with a carrying value of $6.4 million. As a result, the Company recognized a $0.1 million loss on disposal. The Company also sold a production facility located in Cremona, Alberta for net proceeds of $5.0 million with a carrying value of $7.0 million. As a result, the Company recognized a $2.0 million loss on disposal. Additionally, the Company sold equipment for net proceeds of $0.2 million with carrying value of $0.3 million and recognized a $0.1 million loss on disposal which is recognized in other gains (losses) in the statement of comprehensive loss (Note 19).

Uruguay Facility

During the nine months ended March 31, 2022, management committed to sell its recreational production facility located in Uruguay and listed the property for sale. As a result, the Company reclassified the asset with a carrying value of $0.7 million from property, plant, and equipment to assets held for sale. The Company sold the facility for net proceeds of $0.6 million and recognized a $0.1 million loss on disposal within other gains (losses) in the statement of comprehensive loss (Note 19).

Nordic Sky

During the nine months ended March 31, 2022, management committed to sell its production facility located in Denmark and listed the property for sale. As a result, the Company reclassified the asset with a carrying value of $5.6 million from property, plant, and equipment to assets held for sale. On March 15, 2022 net proceeds of approximately $7.5 million were received by the Company resulting in a loss of disposal of $1.3 million which is recognized in other gains (losses) in the statement of comprehensive loss (Note 19).

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Aurora Sun

During the nine months ended March 31, 2022, the Company entered into a share purchase agreement (the “Agreement”) to sell 2105657 Alberta Ltd., a wholly owned subsidiary which owns the Aurora Sun facility located in Alberta. Total consideration for the Transaction is for $46.8 million, comprised of $20 million on closing and a vendor take back promissory note of $26.8 million (the “Promissory Note”). The Promissory Note is due and payable within five years of closing the Transaction. The closing of the Transaction is subject to certain standard closing conditions for both parties. The transaction in expected to close in Q4 2022. The assets and liabilities of the subsidiary have been reclassified to assets and liabilities held for sale following the execution of the Agreement and are comprised of the following as at March 31, 2022:

$
Property, plant and equipment	34,404
Assets held for sale	34,404

Accounts payable and accrued liabilities	221
Provisions	2,000
Liabilities held for sale	2,221

(b)	Discontinued Operations

There were no transactions within discontinued operations during the three and nine months ended March 31, 2022. The following table summarizes the Company's consolidated discontinued operations for the three and nine months ended March 31, 2021:

	Three months ended March 31, 2021	Nine months ended March 31, 2021
Revenue	-	717

Cost of sales	-	1,028
General and administration expenses	-	676
Sales and marketing	-	57
Other expenses (income)	-	77
Other gains (losses)	-	(2,556)
Loss on disposal of discontinued operations	-	1,868
Net gain (loss) from discontinued operations, before and after taxes	-	(433)

Note 13 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	March 31, 2022				June 30, 2021
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	89,480	(46,855)	-	42,625	96,838	(40,155)	(7,408)	49,275
Permits and licenses	109,118	(37,529)	-	71,589	109,127	(33,841)	-	75,286
Patents	2,006	(797)	-	1,209	1,895	(659)	-	1,236
Intellectual property and know-how	78,099	(46,831)	-	31,268	78,099	(37,588)	-	40,511
Software	41,418	(14,787)	-	26,631	41,708	(9,385)	(3,777)	28,546
Indefinite life intangible assets:
Brand	146,699	-	-	146,699	146,699	-	-	146,699
Permits and licenses	26,556	-	-	26,556	25,895	-	-	25,895
Total intangible assets	493,376	(146,799)	-	346,577	500,261	(121,628)	(11,185)	367,448
Goodwill	887,874	-	(741,744)	146,130	921,494	-	(33,757)	887,737
Total	1,381,250	(146,799)	(741,744)	492,707	1,421,755	(121,628)	(44,942)	1,255,185

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2021	Additions	Amortization	Impairment	Foreign currency translation	Balance, March 31, 2022
Definite life intangible assets:
Customer relationships	49,275	-	(6,694)	-	44	42,625
Permits and licenses	75,286	-	(3,691)	-	(6)	71,589
Patents	1,236	110	(137)	-	-	1,209
Intellectual property and know-how	40,511	-	(9,243)	-	-	31,268
Software	28,546	3,487	(5,402)	-	-	26,631
Indefinite life intangible assets:
Brand	146,699	-	-	-	-	146,699
Permits and licenses (1)	25,895	2,014	-	-	(1,353)	26,556
Total intangible assets	367,448	5,611	(25,167)	-	(1,315)	346,577
Goodwill	887,737	-	-	(741,744)	137	146,130
Total	1,255,185	5,611	(25,167)	(741,744)	(1,178)	492,707
(1)	Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

As at March 31, 2022, $146.7 million and $26.6 million indefinite life intangibles were allocated to the group of cash generating units (“CGUs”) that comprise the Canadian Cannabis Segment and the International Cannabis Segment, respectively (June 30, 2021 - $172.6 million allocated to the group of CGUs that comprise the Cannabis segment (Note 23). As at the July 1, 2021 date of the operating segment reorganization (Note 23), $741.7 million and $146.0 million of goodwill was allocated to the Canadian Cannabis Segment and the International Cannabis Segment, respectively (June 30, 2021 - $887.7 million of goodwill was allocated to the Cannabis operating segment). As at March 31, 2022, $146.1 million of goodwill was allocated to the International Cannabis Segment.

CGU and Goodwill Impairments

At the end of each reporting period, the Company assesses whether events or changes in circumstances have occurred that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

As at March 31, 2022, management had noted indicators of impairment present within its Canadian Cannabis CGU and as a result performed an indicator-based impairment test as at March 31, 2022. The following factors were identified impairment indicators for the Canadian Cannabis CGU as at March 31, 2022:

•	Change in strategy for the Canadian consumer business - during the three months ended March 31, 2022, the Company changed its strategy to focus on lower volume, higher margin premium categories.
•	Revenue decline in Canadian consumer market - driven by increased competition and irrational wholesale pricing; and
•	Decline in stock price and market capitalization - As at March 31, 2022, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

As the Canadian Cannabis CGU is allocated to the Canadian Cannabis Operating Segment, management also tested the Canadian Cannabis Operating Segment.

The recoverable amounts of the Canadian Cannabis CGU and the Canadian Cannabis Operating Segment were determined based on FVLCD using Level 3 inputs in a discounted cash flow analysis. As the Canadian Cannabis Operating Segment is comprised of the Canadian Cannabis CGU, management tested the Canadian Cannabis CGU for impairment before the Canadian Cannabis Operating Segment. Where applicable, the Company used its market capitalization and comparative market multiples to corroborate discounted cash flow results. The significant assumptions applied in the determination of the recoverable amount are described below:

i.	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by sales and operating costs. The forecasts are extended to a total of 4.25 years (and a terminal year thereafter);
ii.	Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.	Post-tax discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The following table outlines the key assumptions used in calculating the recoverable amount for each CGU and operating segment tested for impairment as at March 31, 2022:

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Canadian Cannabis CGU	Canadian Cannabis Operating Segment
March 31, 2022
Terminal value growth rate	3.0%	3.0%
Discount rate	13.0%	13.0%
Budgeted revenue growth rate (average of next 4.25 years)	33.4%	33.4%
Fair value less cost to dispose	$711,158	$634,861

	Canadian Cannabis CGU	Cannabis Operating Segment
6/30/2021 (1)
Terminal value growth rate	3.0%	3.0%
Discount rate	13.8%	14.0%
Budgeted revenue growth rate (average of next 4 years)	54.4%	53.7%
Fair value less cost to dispose	$1,587,207	$1,915,366

(1) Reflects the Canadian Cannabis CGU and Cannabis Operating Segment prior to the operating segment reorganization as at July 1, 2021 (Note 23).

CGU impairment

Canadian Cannabis CGU

The Company’s Canadian Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Canada and forms part of the Company’s Canadian Cannabis Operating Segment. Management concluded that the recoverable amount was higher than the carrying value as at March 31, 2022, and no impairment was recognized within the Canadian Cannabis CGU (three and nine months ended March 31, 2021 - nil).

Operating segment impairment

Canadian Cannabis Operating Segment

Management concluded that the recoverable amount was lower than the carrying value as at March 31, 2022, and an impairment of $741.7 million was recognized within the Canadian Cannabis Operating Segment (three and nine months ended March 31, 2021 - nil).

International Cannabis Operating Segment

Management concluded that there were no impairment indicators during the three and nine months ended March 31, 2022.

Note 14 Convertible Debentures

$
Balance, June 30, 2021	327,931
Interest paid	(23,847)
Accretion	25,667
Accrued interest	17,718
Debt repurchased	(16,510)
Unrealized loss on foreign exchange	3,001
Balance, March 31, 2022	333,960
Current portion	(38,102)
Long-term portion	295,858

On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 common shares in the capital of the Company (“Common Shares”) per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per Common Share. As of March 31, 2022, $411.3 million (US$328.9 million) principal amount of the Senior Notes are outstanding.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option are recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

22

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As of March 31, 2022, the conversion option had a fair value of $0.1 million (June 30, 2021 - $3.1 million) and the Company recognized a $0.4 million and $3.0 million unrealized gain on the derivative liability for the three and nine months ended March 31, 2022 (three and nine months ended March 31, 2021 - $2.3 million loss and $2.2 million loss). The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$4.00 (June 30, 2021 - US$9.04), volatility of 82% (June 30, 2021 - 87%), implied credit spread of 831 bps (June 30, 2021 - 1,302 bps), and assumed stock borrow rate of 10% (June 30, 2021 - 10%). As of March 31, 2022, the Company has accrued interest payable of $3.4 million (June 30, 2021 - $8.6 million) on these Senior Notes.

During the three months ended March 31, 2022, the Company repurchased a total of 13.4 million (US$10.6 million) in principal amount of the Senior Notes at a total cost, including accrued interest, of $11.8 million (US$9.3 million), and recorded a loss of $(0.7) million within other gains (losses) in the statement of comprehensive loss.

During the nine months ended March 31, 2022, the Company repurchased a total of $20.5 million (US$16.1 million) in principal amount of the Senior Notes at a total cost, including accrued interest, of $17.9 million (US$14.1 million), and recorded a loss of $1.0 million within other gains (losses) in the statement of comprehensive loss.

Note 15 Lease liabilities

The changes in the carrying value of current and non-current lease liabilities are as follows:

$
Balance, June 30, 2021	71,619
Lease additions	1,699
Disposal of leases	(2,068)
Lease payments	(7,545)
Lease term reduction and other items	(12,187)
Changes due to foreign exchange rates	(66)
Interest expense on lease liabilities	2,730
Balance, March 31, 2022	54,182
Current portion	(6,487)
Long-term portion	47,695

Note 16 Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

i.	Unlimited number of common voting shares without par value.
ii.	Unlimited number of Class “A” Shares each with a par value of $1.00. As at March 31, 2022, no Class “A” Shares were issued and outstanding.
iii.	Unlimited number of Class “B” Shares each with a par value of $5.00. As at March 31, 2022, no Class “B” Shares were issued and outstanding.

(b)	Shares Issued and Outstanding

At March 31, 2022, 224,329,745 Common Shares (June 30, 2021 - 198,068,923) were issued and fully paid.

(c)	Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2021	18,447,389	15.68
Balance, March 31, 2022	18,447,389	15.78

During the year ended June 30, 2021, the Company issued 11,500,000 and 6,600,000 U.S. dollar denominated share purchase warrants as part of the November 2020 and January 2021 Unit Offering, respectively (“Offering Warrants”). In accordance with IAS 32 - Financial Instruments: Presentation, these warrants were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other gains (losses) (Note 19) on the statement of comprehensive loss.

23

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the warrant derivative liabilities:

				US$ equivalent
	November 2020 Offering	January 2021 Offering	Total	November 2020 Offering	January 2021 Offering	Total
	$	$	$	$	$	$
Balance, June 30, 2021	59,162	29,698	88,860	47,726	23,958	71,684
Unrealized gain on derivative liability	(45,947)	(25,572)	(71,519)	(37,159)	(20,658)	(57,817)
Balance, March 31, 2022	13,215	4,126	17,341	10,567	3,300	13,867

The following table summarizes the warrants that remain outstanding as at March 31, 2022:

Exercise Price ($)	Expiry Date	Warrants (#)
11.11 - 16.36	January 26, 2024 - November 30, 2025	17,919,197
112.46 - 116.09 (1)	August 9, 2023 to August 22, 2024	528,192
		18,447,389
(1)	Includes the November 2020 and January 2021 Offering Warrants exercisable at US$9.00 and US$12.60, respectively.

Note 17 Share-Based Compensation

(a)	Stock Options

A summary of stock options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2021	4,108,006	$ 68.46
Granted	989,452	$ 7.97
Expired	(499,593)	$ 74.14
Forfeited	(367,640)	$ 31.01
Balance, March 31, 2022	4,230,225	$ 56.69

(1)	No stock options were exercised during the three and nine months ended March 31, 2022. The weighted average share price on the date stock options were exercised during the three and nine months ended March 31, 2021 was $15.60 and $15.37.

The following table summarizes the stock options that are outstanding as at March 31, 2022:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
4.86 - 30.00	August 25, 2021 - September 30, 2026	3.77	2,230,837	715,607
30.72 - 99.60	January 19, 2022 - January 17, 2025	1.42	844,163	759,539
100.80 - 133.80	January 2, 2023 - March 13, 2026	3.08	985,214	967,025
135.00 - 163.56	January 2, 2023 - May 21, 2024	1.41	170,011	153,404
		3.05	4,230,225	2,595,575

During the three and nine months ended March 31, 2022, the Company recorded aggregate share-based compensation expense of $1.5 million and $3.6 million (three and nine months ended March 31, 2021 - $1.8 million and $10.2 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Risk-free annual interest rate (1)	1.56%	0.25%	0.69%	0.27%
Expected annual dividend yield	- %	- %	- %	- %
Expected stock price volatility (2)	85.89%	110.32%	83.70%	104.80%
Expected life of options (years) (3)	2.47	2.42	2.50	2.39
Forfeiture rate	19.34%	18.98%	20.02%	18.03%
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)	Volatility was estimated by using the average historical volatilities of the Company and certain competitors.
(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

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AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The weighted average fair value of stock options granted during the three and nine months ended March 31, 2022 was $2.48 and $3.95 per option (three and nine months ended March 31, 2021 - $10.42 and $7.56 per option).

(b)	Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2021	1,040,544	$ 16.46
Issued	625,510	$ 7.94
Vested, released and issued	(297,510)	$ 22.50
Forfeited	(98,904)	$ 10.99
Balance, March 31, 2022	1,269,640	$ 11.27
(1)	As of March 31, 2022, there were 1,145,832 RSUs and 123,808 DSUs outstanding (June 30, 2021 - 983,161 RSUs and 57,383 DSUs).

During the three and nine months ended March 31, 2022, the Company recorded share-based compensation of $1.6 million and $5.2 million (three and nine months ended March 31, 2021 - $2.1 million and $5.1 million) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the three and nine months ended March 31, 2022 was $4.94 and $7.94 per unit (three and nine months ended March 31, 2021 - $16.36 and $11.15 per unit).

The following table summarizes the RSUs and DSUs that are outstanding as at March 31, 2022:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
4.65 - 24.96	February 10, 2023 - February 10, 2025	1,253,525	240,000
33.48 - 88.68	August 3, 2021 - March 13, 2023	2,457	-
90.12 - 113.16	July 12, 2021 - September 10, 2022	13,658	8,202
		1,269,640	248,202

(c)	Performance Share Units (“PSUs”)

A summary of the PSUs outstanding is as follows:

	PSUs	Weighted Average Issue Price of PSUs
	#	$
Balance, June 30, 2021	387,369	10.06
Issued	410,996	8.15
Forfeited	(37,256)	9.64
Balance, March 31, 2022	761,109	9.05

The following table summarizes the PSUs that are outstanding as at March 31, 2022:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
8.22 - 12.96	September 10, 2023 - September 30, 2024	751,024	1,909
13.35 - 23.96	December 8, 2023 - February 11, 2024	10,085	-
		761,109	1,909

During the three and nine months ended March 31, 2022, the Company recorded share-based compensation of $0.5 million and $1.6 million (three and nine months ended March 31, 2021 - $0.3 million and $0.5 million) for PSUs granted during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

PSUs granted during the three and nine months ended March 31, 2022 were fair valued based on the following weighted average assumptions:

25

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Three and nine months March 31, 2022

Risk-free annual interest rate (1)	1.23%
Dividend yield	- %
Expected stock price volatility (2)	38.23%
Expected stock price volatility of peer group (2)	28.74%
Expected life of options (years) (3)	3.00
Forfeiture rate	10.30%
Equity correlation against peer group (4)	47.51%
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)	Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.
(3)	The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)	The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the three and nine months ended March 31, 2022 was $5.78 and $10.39 per unit (three and nine months ended March 31, 2021 - $15.71 and $9.44 per unit).

Note 18 Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Net loss from continuing operations attributable to Aurora	($1,012,177)	($160,625)	($1,098,837)	($558,044)
Net loss from discontinued operations attributable to Aurora	$ -	$ -	$ -	($433)
Net loss attributable to Aurora shareholders	($1,012,177)	($160,625)	($1,098,837)	($558,477)

Weighted average number of Common Shares outstanding	214,656,230	193,882,255	203,559,555	159,544,790

Basic loss per share, continuing operations	($4.72)	($0.83)	($5.40)	($3.50)
Basic loss per share, discontinued operations	$0.00	$ -	$0.00	$0.00
Basic loss per share	($4.72)	($0.83)	($5.40)	($3.50)

Note 19 Other Gains (Losses)

		Three months ended March 31,		Nine months ended March 31,
	Note	2022	2021	2022	2021
		$	$	$	$
Share of net income (loss) from investment in associates	8	(961)	(9)	(344)	(499)
Gain (loss) on deemed disposal of significant influence investment		-	204	-	(1,239)
Loss on extinguishment of derivative investment	6(a)	-	-	(9,096)	-
Unrealized gain (loss) on derivative investments	7(b)	(6,569)	26,019	(16,602)	20,413
Unrealized gain (loss) on derivative liability	14, 16(c)	20,470	(22,467)	74,515	(41,745)
Unrealized gain (loss) on changes in contingent consideration fair value	24	-	-	(3)	(12)
Gain (loss) on debt modification		-	(986)	-	(765)
Gain (loss) on disposal of assets held for sale and property, plant and equipment		(612)	1,595	(3,656)	1,434
Government grant income	5	443	4,692	11,624	28,370
Provisions		-	-	-	(2,000)
Realized loss on repurchase of convertible debt	14	(691)	-	(1,005)	-
Other gains (losses)		(2,114)	(729)	(1,302)	(832)
Total other gains (losses)		9,966	8,319	54,131	3,125

26

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 20 Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Nine months ended March 31,
	2022	2021
	$	$
Accounts receivable	16,809	10,644
Biological assets	(60,307)	(31,253)
Inventory	79,243	54,462
Prepaid and other current assets	2,840	(377)
Accounts payable and accrued liabilities	(4,979)	(36,664)
Income taxes payable	842	143
Deferred revenue	152	557
Provisions	-	(556)
Other current liabilities	1,577	200
Changes in operating assets and liabilities	36,177	(2,844)

Additional supplementary cash flow information is as follows:

	Nine months ended March 31,
	2022	2021
	$	$
Property, plant and equipment in accounts payable	2,997	3,759
Right-of-use asset additions	1,699	2,396
Capitalized borrowing costs	-	-
Amortization of prepaids	26,577	28,969
Interest paid	28,000	28,795
Interest received	578	1,596

Included in restricted cash is $4.1 million attributed to collateral held for letters of credit and corporate credit cards, $15.0 million for self- insurance, and $31.4 million of funds reserved for the Segregated Cell (Note 2(e)).

Note 21 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and, and a reply to plaintiffs’ opposition on March 25, 2022. The Company is currently awaiting a decision on the motion to dismiss. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at March 31, 2022 (December 31, 2021 - nil).

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 18, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at March 31, 2022 (December 31, 2021 - nil).

27

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of March 31, 2022 (December 31, 2021 - nil).

On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at March 31, 2022 (December 31, 2021 - nil).

On October 2, 2020, a purported class action lawsuit was commenced in the United States District Court for the District of New Jersey against the Company and certain current and former executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain current and former executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. The Company disputes the allegations. On November 2, 2021, the plaintiffs voluntarily dismissed this action without prejudice as to all claims. This matter is now concluded. No provision has been recognized as at March 31, 2022 (December 31, 2021 - nil).

On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of March 31, 2022 (December 31, 2021 - nil).

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

(b)	Commitments

(i)	Pursuant to a manufacturing agreement, the Company is contractually committed to purchase a minimum number of softgels each calendar year. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company expects to meet the purchase minimum for calendar 2022.

(ii)	The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring between October 2021 and June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 25(b), the Company has the following future capital commitments and purchase commitments payments, which are due in the next five years and thereafter:

$
Next 12 months	3,855
Over 1 year to 2 years	2,066
Over 2 years to 3 years	2,066
7,987

28

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 22 Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $0.4 million and $4.8 million for the three and nine months ended March 31, 2022 (three and nine months ended March 31, 2021 - $3.2 million and $6.7 million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of March 31, 2022, the net return liability for the estimated variable revenue consideration was $2.3 million (June 30, 2021 - $1.5 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three Months Ended March 31, 2022	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	56,490	-	56,490
Revenue from provision of services	-	377	377
Excise taxes	(6,433)	-	(6,433)
Net Revenue	50,057	377	50,434

Three Months Ended March 31, 2021	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	63,555	-	63,555
Revenue from provision of services	-	490	490
Excise taxes	(8,884)	-	(8,884)
Net Revenue	54,671	490	55,161

Nine months ended March 31, 2022	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	194,380	-	194,380
Revenue from provision of services	-	1,369	1,369
Excise taxes	(24,625)	-	(24,625)
Net Revenue	169,755	1,369	171,124

Nine months ended March 31, 2021	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	224,428	-	224,428
Revenue from provision of services	-	1,639	1,639
Excise taxes	(35,640)	-	(35,640)
Net Revenue	188,788	1,639	190,427

29

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23 Segmented Information

During the year ended June 30, 2021, the Company had two reportable operating segments: (i) Cannabis and (ii) Horizontally Integrated Businesses. The goodwill associated with all acquisitions were allocated to the Cannabis operating segment. During the nine months ended March 31, 2022, the Company changed its internal management reporting and accordingly, identified the following two reportable operating segments: (i) Canadian Cannabis; and (ii) International Cannabis. The reorganization of the Company’s reporting structure changed the composition of its reportable segments and required that goodwill be reassigned to the operating segments using a relative fair value allocation approach. Assets and liabilities were also reassigned to the reporting segments based on the assets that would be employed in, or the liabilities related to, the operations of each reporting segment, and the assets or liabilities that would be considered in determining the fair value of each reporting segment. After reorganization, the Company’s reporting segments with goodwill include: (i) Canadian Cannabis; and (ii) International Cannabis. There were no indicators of impairment prior to the change in operating segments. Prior period disclosures have been restated based on the new operating segments.

Operating Segments	Canadian Cannabis	International Cannabis	Corporate (1)	Total
	$	$	$	$
Nine months ended March 31, 2022
Net revenue	120,495	50,629		171,124
Gross profit before fair value adjustments	(19,863)	25,534		5,671
Selling, general, and administrative expense	101,110	15,632	11,605	128,347
Income (loss) from operations before taxes and discontinued operations	(1,036,440)	7,089	(70,629)	(1,099,980)

Nine months ended March 31, 2021
Net revenue	163,829	25,372	1,226	190,427
Gross profit before fair value adjustments	(39,714)	9,842	633	(29,239)
Selling, general and administrative expense	103,539	15,783	8,411	127,733
Income (loss) from operations before taxes and discontinued operations	(403,224)	429	(153,064)	(555,859)
(1)	Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.

Operating Segments	Canadian Cannabis	International Cannabis	Corporate (1)	Total
	$	$	$	$
Three months ended March 31, 2022
Net revenue	35,857	14,577	-	50,434
Gross profit before fair value adjustments	(17,954)	7,951	-	(10,003)
Selling, general, and administrative expense	30,853	5,075	3,702	39,630
Income (loss) from operations before taxes and discontinued operations	(950,672)	(2,720)	(58,985)	(1,012,377)

Three months ended March 31, 2021
Net revenue	45,459	8,476	1,226	55,161
Gross profit before fair value adjustments	(73,139)	3,955	633	(68,551)
Selling, general and administrative expense	33,053	4,953	3,678	41,684
Income (loss) from operations before taxes and discontinued operations	(139,279)	8,442	(29,917)	(160,754)
(1)	Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.

30

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
March 31, 2022	630,507	189,267	19,324	839,098
June 30, 2021	1,774,154	49,164	41,787	1,865,105

Three months ended March 31, 2022
Net revenue	35,857	14,311	266	50,434
Gross profit	(17,954)	8,410	(459)	(10,003)

Three months ended March 31, 2021
Net revenue	45,459	8,476	1,226	55,161
Gross profit (loss)	(73,139)	3,955	633	(68,551)

Nine months ended March 31, 2022
Net revenue	120,495	49,698	931	171,124
Gross profit	(19,863)	27,046	(1,512)	5,671

Nine months ended March 31, 2021
Net revenue	163,263	24,007	3,157	190,427
Gross profit (loss)	(40,736)	9,697	1,800	(29,239)

Included in net revenue arising from the Canadian Cannabis operating segment for the three months ended March 31, 2022 are net revenues of approximately $4.9 million from Customer A (three months ended March 31, 2021 - Customer A $6.7 million, Customer B - $6.0 million), each contributing 10% or more to the Company’s net revenue. All of these customers are government bodies for sales of cannabis in the consumer market.

There were no customers that individually contributed 10% or more to the Company’s net revenues arising from the Canadian cannabis operating segment for the nine months ended March 31, 2022 (nine months ended March 31, 2021 - Customer A $22.7 million).

There were no single customers that contributed 10 per cent of more to the Company’s net revenue arising from the International Cannabis operating segment for the three and nine months ended March 31, 2022 (three and nine months ended March 31, 2021 - nil).

No other single customers contributed 10 per cent or more to the Company’s net revenue during the three and nine months ended March 31, 2022 and 2021.

Note 24 Fair Value of Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of Common Shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, lease liabilities	Carrying value discounted at the effective interest rate which approximates fair value

31

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The carrying values of the financial instruments at March 31, 2022 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	429,894	-	-	429,894
Restricted cash	50,658	-	-	50,658
Accounts receivable, excluding sales taxes and lease receivable	35,139	-	-	35,139
Marketable securities	-	-	2,313	2,313
Derivatives	-	29,737	-	29,737
Lease receivable	6,091	-	-	6,091
Financial Liabilities
Accounts payable and accrued liabilities	53,981	-	-	53,981
Convertible debentures	333,960	-	-	333,960
Contingent consideration payable	-	225	-	225
Other current liabilities	12,434	-	-	12,434
Lease liabilities	54,182	-	-	54,182
Derivative liability	-	17,424	-	17,424
Other long-term liabilities	122	-	-	122

.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at March 31, 2022
Marketable securities	7(a)	2,313	-	-	2,313
Derivative assets	7(b)	-	13,859	15,878	29,737
Contingent consideration payable		-	-	225	225
Derivative liability	14, 16(c)	17,341	83	-	17,424

As at June 30, 2021
Marketable securities	7(a)	3,751	-	-	3,751
Derivative assets	7(b)	-	42,477	16,905	59,382
Contingent consideration payable		-	-	374	374
Derivative liability	14, 16(c)	88,860	3,079	-	91,939

There have been no transfers between fair value categories during the period.

Note 25 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $31.4 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2022, $13.8 million of accounts receivable, net of allowances, are from non-government wholesale customers (June 30, 2021 - $7.0 million). As of March 31, 2022, the Company recognized a $5.3 million provision for expected credit losses (June 30, 2021 - $5.4 million).

32

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s aging of trade receivables was as follows:

	March 31, 2022	June 30, 2021
	$	$
0 - 60 days	20,347	36,195
61+ days	5,108	5,835
	25,455	42,030

During the three and nine months ended March 31, 2022, the Company recorded an impairment of $10.5 million against the outstanding loans receivable balance related to the Company’s joint venture, Auralux Enterprises Ltd.

The Company’s contractual cash flows from lease receivables is as follows:

	Note	March 31, 2022
		$
Next 12 months		1,900
Over 1 year to 2 years		2,237
Over 2 years to 3 years		1,264
Over 3 years to 4 years		385
Over 4 years to 5 years		281
Thereafter		315
Total undiscounted lease payments receivable		6,382
Unearned finance income		(291)
Total lease receivable		6,091
Current	4	(1,305)
Long-term		4,786

(b)	Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	March 31, 2022	June 30, 2021
	$	$
Trade payables	8,570	13,277
Accrued liabilities	27,182	29,883
Payroll liabilities	15,475	9,247
Excise tax payable	870	4,672
Other payables	1,884	865
	53,981	57,944

In addition to the commitments outlined in Note 21, the Company has the following undiscounted contractual obligations as at March 31, 2022, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	53,981	53,981	-	-	-
Convertible notes and interest (1)(2)	456,495	22,619	433,876	-	-
Lease liabilities (2)	70,870	9,455	24,720	19,648	17,047
Contingent consideration payable (3)	225	225	-	-	-
	581,571	86,280	458,596	19,648	17,047
(1)	Assumes the principal balance of the debentures outstanding at March 31, 2022 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Includes $0.1 million payable in cash, with the remainder payable in cash, shares, or a combination of both at Aurora’s sole discretion.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

33

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months March 31, 2022 and 2021

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As of March 31, 2022, the Company has access to the following capital resources available to fund operations and obligations:

•	$429.9 million cash and cash equivalents; and
•	US$887.6 million securities registered for sale under the 2021 Shelf Prospectus filed on March 30, 2021 (the “2021 Shelf Prospectus”) for future financings or issuances of securities, including US$$187.6 million remaining securities for sale under the 2021 at-the-market (ATM) program (the “ATM Program”). Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future.

Note 26 Asset Acquisition and Non-controlling Interest (“NCI”)

Growery B.V.

On November 12, 2021, the Company, through its wholly-owned indirect subsidiary, Aurora Nederland B.V., entered into a sale and purchase agreement to purchase 40% of the issued and outstanding shares in Growery B.V. (“Growery”). The Company controls Growery as it has the right to nominate two of three members of the Supervisory Board of Growery, and decisions require a simple majority. Based on having a controlling interest, the Company has consolidated Growery’s results in these consolidated financial statements.

The Company accounted for this purchase as an asset acquisition. In connection with the asset acquisition, the Company made an upfront cash payment of $0.6 million (EUR 0.4 million). In addition, the Company is obligated to make aggregate cash milestone payments of up to $5.8 million (EUR $4.0 million) upon Growery achieving sufficient profits available for distribution, and up to $4.3 million (EUR 3.0 million) upon Growery achieving certain revenue targets. The Company recognized NCI of $0.9 million (EUR 0.6 million) based on its proportion share of Growery’s net assets. The difference between the purchase price and the net assets acquired has been allocated to intangible assets. A definite life intangible asset license of $2.0 million (EUR 1.4 million) has been recognized in these financial statements. The Company incurred transaction costs of $0.1 million (EUR 0.1 million) which have been capitalized to the net assets acquired.

The change in non-controlling interest is as follows:

$
Non-controlling interest on initial capital contribution	865
Share of (loss) profit for the period	(365)
Balance March 31, 2022	500

Netherlands-based Growery is in the business of cultivation, production and sale of recreational cannabis. Growery is one of the few license holders permitted to participate in the Controlled Cannabis Supply Chain Experiment (the “CCSC”). The CCSC is scheduled to be in effect for a minimum of four years, during which the Dutch government will evaluate if the rules of the CCSC should be expanded nationally.

Note 27 Subsequent Events

On March 22, 2022, the Company announced that it has reached an agreement to acquire all of the issued and outstanding shares of TerraFarma Inc. (parent company of Thrive Cannabis) ("Thrive") (the "Transaction"). The Transaction includes the aggregate consideration of $38 million payable in cash and Common Shares, plus two earnout amounts payable in Common Shares or cash (at the election of Aurora), if applicable, based on Thrive achieving certain revenue targets within two years of closing of the Transaction. The Transaction closed on May 5, 2022.

On May 11. 2022, the Company repurchased a total of $128.0 million (US$100.0 million) in principal amount of Senior Notes (Note 14) at a total cost, including accrued interest, of $122.9 million (US$96.0 million).

34